Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We consent to the use of our reports dated February 24, 2016, with respect to the consolidated balance sheets of Total System Services, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia

March 14, 2016